                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                          (Amendment No. _________)*

                  EA ENGINEERING, SCIENCE, & TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 000267911105
                                 ------------
                                (CUSIP Number)

           LOREN D. JENSEN                             DERISH M. WOLFF
EA ENGINEERING ACQUISITION CORPORATION           THE LOUIS BERGER GROUP, INC.
   11019 MCCORMICK ROAD, SUITE 250                    100 HALSTED STREET
        HUNT VALLEY, MD 21031                   EAST ORANGE, NEW JERSEY 07018
            (410) 527-3501                              (973) 678-1960

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                With a Copy to:

                              WALTER G. LOHR, JR.
                            HOGAN & HARTSON L.L.P.
                     111 SOUTH CALVERT STREET, SUITE 1600
                              BALTIMORE, MD 21202
                                (410) 659-2700

                                 July 24, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following Pages)

                                (Page 1 of 20)

                                 SCHEDULE 13D
CUSIP No. 000267911105                            Page   2   of   20  Pages
         -----------------                             -----    -----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EA ENGINEERING ACQUISITION CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,254,978 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,254,978 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1)  The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

                                 SCHEDULE 13D
CUSIP No. 000267911105                            Page   3   of   20  Pages
         -----------------                             -----    -----
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON*

      EA ENGINEERING HOLDINGS, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,254,978 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,254,978 (1)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1)  The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

                                 SCHEDULE 13D
CUSIP No. 000267911105                            Page  4  of  20 Pages
         -----------------                             ---    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ECOLAIR LLLP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MARYLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,254,978 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,254,978 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1)  The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

                                 SCHEDULE 13D
CUSIP No. 000267911105                            Page  5  of  20  Pages
         -----------------                             ---    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE LOUIS BERGER GROUP, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEW JERSEY
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,254,978 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,254,978 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1)  The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

                                 SCHEDULE 13D
CUSIP No. 000267911105                            Page  6  of  20  Pages
         -----------------                             ---    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LOREN D. JENSEN, PH.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,552,978 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,254,978 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,552,978 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,254,978 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,254,978 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) The Reporting Person beneficially owns 1,552,978 shares of Common Stock of the Company. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting Agreement described in Item 4 of this Schedule 13D.

                                 SCHEDULE 13D
CUSIP No. 000267911105                            Page  7  of  20  Pages
         -----------------                             ---    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MELANIE ANN JENSEN IRREVOCABLE TRUST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          234,000 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,254,978 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          234,000 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,254,978 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,254,978 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) The Reporting Person beneficially owns 234,000 shares of Common Stock of the Company. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting Agreement described in Item 4 of this Schedule 13D.

                                 SCHEDULE 13D
CUSIP No. 000267911105                            Page  8  of  20  Pages
         -----------------                             ---    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ALLISON ANN JENSEN IRREVOCABLE TRUST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          234,000 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,254,978 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          234,000 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,254,978 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,254,978 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) The Reporting Person beneficially owns 234,000 shares of Common Stock of the Company. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting Agreement described in Item 4 of this Schedule 13D.

                                 SCHEDULE 13D
CUSIP No. 000267911105                            Page  9  of  20  Pages
         -----------------                             ---    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KEITH AARON JENSEN IRREVOCABLE TRUST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          234,000 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,254,978 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          234,000 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,254,978 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,254,978 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
(1) The Reporting Person beneficially owns 234,000 shares of Common Stock of the Company. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting Agreement described in Item 4 of this Schedule 13D.

CUSIP No. 000267911105                            Page  10  of  20  Pages
         -----------------                             ----    ----

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of EA Engineering, Science, and Technology, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are at 11019 McCormick Road, Hunt Valley, Maryland 21031.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement on Schedule 13D is being filed by EA Engineering Holdings, LLC, a Delaware limited liability company ("EA Holdings"), EA Engineering Acquisition Corporation, a Delaware corporation and wholly owned subsididary of EA Holdings ("EA Acquisition"), The Louis Berger Group, Inc., a New Jersey corporation ("Berger"), Ecolair LLLP, a Maryland limited liability limited partnership of which Jensen is the general partner ("Ecolair"), Loren D. Jensen, Ph.D. ("Jensen"), and the Melanie Ann Jensen Irrevocable Trust, the Allison Ann Jensen Irrevocable Trust and the Aaron Keith Jensen Irrevocable Trust (collectively the "Jensen Family Trusts")(each a "Reporting Person" and, collectively, the "Reporting Persons").

     (b) The address of the principal office of EA Holdings, EA Acquisition, Ecolair and the Jensen Family Trusts is 11019 McCormick Road, Suite 250, Hunt Valley, Maryland 21031. The address of the principal office of Berger is 100 Halsted Street, East Orange, NJ 07018. Dr. Jensen's principal business address is c/o EA Engineering, Science, and Technology, Inc., 11019 McCormick Road, Hunt Valley, Maryland 21031

     (c) EA Acquisition and EA Holdings have been formed solely for the purpose of the offer to purchase all of the outstanding shares of common stock of the Company. Berger's principal business is the offering of professional services in the areas of civil, structural, mechanical, electrical and environmental engineering; program management; planning; environmental sciences; cultural resources; information services; economics; policy and management analysis; and construction management and support. Ecolair's principal business is the management those of real estate properties which it owns. Jensen's principal employment is as President, Chief Executive Officer, and Chairman of the Board of Directors of the Company which is an international consulting firm specializing in energy, the environment, and health and safety; the General Partner of Ecolair; the President of EA Holdings; and the President and Director of EA Acquisition. The Jensen Family Trusts are irrevocable trusts established for the benefit of
     Jensen's children.   Set forth on Schedule A hereto is the name and present
     principal occupation or employment of the directors and executive officers of EA Holdings, EA Acquisition, Berger, and Ecolair and the trustees of the Jensen Family Trust, as of the date hereof.

     (d) During the last five years, none of the Reporting Persons nor, to the best of their respective knowledge, any person named on Schedule A of this Statement has been

CUSIP No. 000267911105                            Page  11  of  20  Pages
         -----------------                             ----    ----

     convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor, to the best of their respective knowledge, any person named on Schedule A of this Statement was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Dr. Jensen is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     None of EA Acquisition, EA Holdings, Berger, or Ecolair have expended any funds in connection with acquiring beneficial ownership of any shares of Common Stock. These Reporting Persons are filing this statement as a precautionary matter because they may be deemed to be beneficial owners of shares of Common Stock subject to the Stock Voting, Non-Tender and Contribution Agreement, dated July 24, 2001, by and among the Reporting Persons (the "Stock Voting Agreement"). Each Reporting Person disclaims beneficial ownership of Common Stock held by any other Reporting Person.

     The amount of funds required by EA Acquisition to purchase all of the outstanding shares of Common Stock pursuant to the Offer and the Merger (as defined and described in Item 4 hereof) is expected to be approximately $6.1 million. EA Acquisition will receive such funds from its parent EA Holdings. EA Holdings will receive approximately $4.9 million from Berger and approximately $1.2 million from Ecolair.

     Pursuant to the Stock Voting Agreement, after the expiration of the Offer and immediately prior to the purchase of those shares validly tendered and not withdrawn pursuant to the Offer, Jensen will contribute to EA Holdings 1,552,978 shares of Common Stock and each of the Jensen Family Trusts will contribute to EA Holdings 234,000 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (b) Pursuant to an Agreement and Plan of Merger dated July 24, 2001 (the "Merger Agreement"), included as Exhibit 1 to this Schedule 13D, by and among the Company, EA Holdings and EA Acquisition, and subject to the conditions set forth therein, EA Acquisition has made a tender offer (the "Offer") to purchase all the shares of Common Stock of the Company at a price per share of $1.60 net to the seller in cash without interest (the "Purchase Price"). Following the consummation of the Offer, EA Acquisition will be merged with and into the Company (the "Merger"). Following the Merger, the separate corporate existence of EA Acquisition

CUSIP No. 000267911105                            Page  12  of  20  Pages
         -----------------                             ----    ----

     shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation").

     Pursuant to the Stock Voting Agreement, Jensen and the Jensen Family Trusts have agreed not to tender their shares of Common Stock in the Offer, to contribute their shares to EA Holdings after the expiration of the offer and immediately prior to the purchase of the shares properly tendered and not withdrawn pursuant to the offer, to vote their shares in favor of the Merger Agreement and the transactions contemplated thereby if stockholder
     approval is required and to vote against any competing offer.   Immediately
     prior to the purchase of the shares validly tendered and not withdrawn pursuant to the Offer, Jensen will contribute 1,552,978 shares of Common Stock to EA Holdings and the Jensen Family Trusts will each contribute 234,000 shares of Common Stock to EA Holdings in exchange for equity interests in EA Holdings. Upon the contribution of the shares of Common Stock to EA Holding, Jensen, the Jensen Family Trusts, Ecolair LLLP, and Berger will own 26.6%, 12.0%, 12.4% and 49%, respectively, of the equity interests of EA Holdings.

     (c)  Not applicable.

     (d) The Merger Agreement provides that, promptly upon consummation of the Offer, EA Acquisition may elect the number of directors, rounded up to the next whole number, of the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors (determined after giving effect to the directors elected pursuant to this provision) multiplied by the percentage that the number of shares of common stock beneficially owned by EA Acquisition, EA Holdings or their affiliates at such time bears to the total number of shares of common stock then outstanding. The Company agrees to take all action requested by EA Holdings which is reasonably necessary to effect any election, including, without limitation, increasing the size of the Board of Directors of the Company and/or using its reasonable best efforts to secure the resignation of directors. The Merger Agreement further provides that the Company's directors immediately prior to the effective time of the merger shall become the directors of the Surviving Corporation in the merger, and the officers of the Company immediately prior to the effective time shall remain the officers after the effective time of the merger.

     (e)  Other than as a result of the Offer and Merger as described in (a) and
     (b) of this Item 4, not applicable.

     (f)  Not applicable.

     (g) The Merger Agreement provides that at the effective time of the Merger, the restated certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended in accordance with the provisions thereof and applicable law.

     The by-laws of the Company shall be the by-laws of the Surviving Corporation until thereafter changed or amended in accordance with the provisions thereof and applicable law.

CUSIP No. 000267911105                            Page  13  of  20  Pages
         -----------------                             ----    ----

     None of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any changes to the certificate of incorporation or the by-laws of the surviving corporation, although each of the Reporting Persons reserves the right to develop such plans.

     (h) - (i) If the Merger is consummated as planned, the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from The Nasdaq SmallCap Market.

     (j) Other than as described herein, each of the Reporting Persons currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) - (b) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock that may be beneficially owned by such Reporting Person and (ii) the percentage of outstanding Common Stock that may be beneficially owned by such Reporting Person in each case as of the date of this filing. Pursuant to Rule 13d-5(b)(1) each Reporting Person may be deemed to be the beneficial owner of the 1,552,978 shares of Common Stock held by Jensen and the 234,000 shares of Common Stock that each of the Jensen Family Trusts hold. In the aggregate, the Reporting Persons may be deemed to be the beneficial owner of 2,254,978 shares or 38.6% of the 5,842,652 shares of common stock issued and outstanding as of July 24, 2001. However, each of the Reporting Persons disclaims (i) membership in a group with the other Reporting Persons and (ii) beneficial ownership of the other Reporting Persons' shares of Common Stock.

     Jensen has sole voting and dispositive power over the 1,552,978 shares of Common Stock he holds. Each trustee of the Jensen Family Trusts has sole voting and dispositive power over the 234,000 shares of Common Stock held by each trust. No other Reporting Person, nor any of the other persons listed on Schedule A hereto, has sole or shared power to vote, direct the vote or dispose of any shares of Common Stock except as to the limited matters set forth in the Stock Voting Agreement as described in Item 3 and 4 above.

     (c) None of the Reporting Persons or, to their knowledge, any of the persons named in Schedule A hereto, has effected any transaction in the Company's Common Stock during the past 60 days

     (d)  Not applicable.

     (e)  Not applicable.

CUSIP No. 000267911105                            Page  14  of  20  Pages
         -----------------                             ----    ----

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the execution of the Merger Agreement, the Company, Dr. Jensen, the Jensen Family Trusts, Ecolair and Berger entered into a Stockholders Agreement dated July 24, 2001 (the "Stockholders Agreement"), pertaining to the shares of Common Stock that will be held by them following the Offer. The Stockholders Agreement becomes effective upon the purchase of shares pursuant to the Offer.

     Pursuant to the Stockholders Agreement, at any time following the closing of the Offer, Jensen, the Jensen Family Trusts and Ecolair have the right to sell, and Berger has the obligation to purchase, all or any portion of the shares of Common Stock owned by them (the "Put Option"). The purchase price per share for the Put Option is the greater of (i) the Purchase Price and (ii) the per share valuation of the Company determined by multiplying EA Engineering's earnings before interest expense, taxes, depreciation and amortization ("EBITDA") for the twelve months prior to the exercise of the Put Option, (the "Calculation Months") by six and subtracting from the product any outstanding debt and dividing the result by the number of shares outstanding. In calculating EBITDA, Jensen's annual compensation is assumed to be $250,000, regardless of what his actual compensation is during the calculation period.

     In the event that the EBITDA for the Calculation Months exceeds by more than 50% the EBITDA for the twelve months preceding the Calculation Months, the calculation shall be based upon the sum of 150% of the EBITDA for the twelve months preceding the Calculation Months and one-half of the excess of the EBITDA for the Calculation Months over 150% of the EBITDA for the twelve months preceding the Calculation Months. If, however, the purchase price is calculated using the EBITDA for the twelve months preceding the Calculation Months, as described in the previous sentence, and the EBITDA for the twelve months following the Calculation Months is at least equal to the EBITDA for the Calculation Months, the purchase price shall be recalculated on the basis of the EBITDA for the Calculation Months, and Berger shall pay the additional purchase price to the party who exercised the put option.

     Pursuant to the Stockholders Agreement, Berger has agreed to set aside, after the Merger, a number of shares of the Common Stock equal to five percent (5%) of the then outstanding Common Stock for purchase by employees of the Surviving Corporation as a form of incentive compensation arrangement.

     The Stockholders Agreement contains a "right of first refusal" provision, which provides that in the event that a party to the agreement wishes to sell its Common Stock to a third party, the other parties to the Stockholders Agreement have the right to purchase the stock from the selling party on the same terms as the offer to the third party. Alternatively, pursuant to a "tag-along" rights provision, in the event that the non-offering parties want to sell their Common Stock, as well, they have the right to participate in the sale of the stock to the third party on a

CUSIP No. 000267911105                            Page  15  of  20  Pages
         -----------------                             ----    ----

     proportional basis. Pursuant to a "drag-along" rights provision, if the Surviving Corporation has received a bona fide proposal from a third party to acquire the Surviving Corporation, and the holders of two-thirds of the shares of the Surviving Corporation have approved the proposal, then all stockholders will be required to transfer their shares in connection with the transaction and to vote in favor of the transaction if stockholder approval is required. The "drag-along" rights provision of the Stockholders Agreement only applies in the event that the proposal is for a price in excess of three times the Purchase Price and the consideration is either cash, securities listed on a national securities exchange or automated quotation system or a combination of both.

     The Stockholders Agreement also contains provisions regarding the composition of the Board of Directors of the Surviving Corporation. The parties to the Stockholders Agreement have agreed to establish and maintain the authorized size of the Board of Directors of the Surviving Corporation at five directors, three of whom are to be designated by Jensen, the Jensen Family Trusts and Ecolair and two of whom are to be designated by Berger; to maintain the quorum requirements for actions of the Board of Directors at a majority of the entire number of directors (which must include at least one director designated by Berger); and to maintain the voting requirements for actions of the Board of Directors at a majority of directors present at a meeting at which there is a quorum, except in the case of matters where the Stockholders Agreement, the certificate of incorporation or the by-laws may impose a greater voting requirement.

     Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 - Agreement and Plan of Merger dated as of July 24, 2001, by and among EA Engineering, Science, and Technology, Inc., EA Engineering Acquisition Corporation and EA Engineering Holdings, LLC. (Incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed with respect to EA Engineering, Science, and Technology, Inc. on August 1, 2001.)

     Exhibit 2 - Stock Voting, Non-Tender and Contribution Agreement, dated as of July 24, 2001, by and among EA Engineering Holdings, LLC, EA Engineering Acquisition Corporation, Loren D. Jensen, the Melanie Ann Jensen Irrevocable Trust, the Allison Ann Jensen Irrevocable Trust, the Aaron Keith Jensen Irrevocable Trust, Ecolair LLLP and The Louis Berger Group, Inc. (Incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed with respect to EA Engineering, Science, and Technology, Inc. on August 1, 2001.)

     Exhibit 3 - Stockholders Agreement dated as of July 24, 2001 by and among EA Engineering, Science, and Technology, Inc., Loren D. Jensen, the Melanie Ann Jensen Irrevocable Trust, the Allison Ann Jensen Irrevocable Trust, the Aaron Keith Jensen Irrevocable Trust, Ecolair LLLP, and The Louis Berger Group, Inc. (Incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed with respect to EA Engineering, Science, and Technology, Inc. on August 1, 2001.)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2001             EA ENGINEERING HOLDINGS, LLC


                                  By: /s/ Loren D. Jensen
                                     ------------------------------------
                                  Name: Loren D. Jensen, Ph.D.
                                  Title: President


Dated: August 1, 2001             EA ENGINEERING ACQUISITION CORPORATION


                                  By: /s/ Loren D. Jensen
                                     ------------------------------------
                                  Name: Loren D. Jensen, Ph.D.
                                  Title: President


Dated: August 1, 2001             /s/ Loren D. Jensen
                                  ---------------------------------------
                                  Loren D. Jensen, Ph.D.


Dated: August 1, 2001             MELANIE ANN JENSEN IRREVOCABLE TRUST


                                  By: /s/ Allison A. Jensen
                                     ------------------------------------
                                  Allison A. Jensen, Trustee


Dated: August 1, 2001             ALLISON ANN JENSEN IRREVOCABLE TRUST


                                  By: /s/ Aaron K. Jensen
                                     ------------------------------------
                                  Aaron K. Jensen, Trustee

Dated: August 1, 2001             AARON KEITH JENSEN IRREVOCABLE TRUST


                                  By: /s/ Melanie A. Jensen-Ney
                                     ------------------------------
                                  Melanie A. Jensen-Ney, Trustee


Dated: August 1, 2001             ECOLAIR LLLP


                                  By: /s/ Loren D. Jensen
                                     ------------------------------
                                  Name: Loren D. Jensen
                                  Title: General Partner


Dated: August 1, 2001             THE LOUIS BERGER GROUP, INC.


                                  By: /s/ Leon A. Marantz
                                     ------------------------------
                                  Name: Leon A. Marantz
                                  Title: Chair, Finance Committee

                                  SCHEDULE A

     INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF EA ENGINEERING ACQUISITION CORPORATION, EA ENGINEERING HOLDINGS, LLC, THE LOUIS BERGER GROUP, INC., ECOLAIR LLLP AND THE TRUSTEES OF THE JENSEN FAMILY TRUSTS

1. Board of Directors and Executive Officers of EA Engineering Acquisition Corporation. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment of each member of the board of directors and each executive officer of EA Engineering Acquisition Corporation. Each such person is, unless indicated below, a citizen of the United States.

Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

Loren D. Jensen, Ph.D.   President, Chief Executive Officer, and Chairman of the
                         Board of Directors of EA Engineering, Science, and
                         Technology, Inc.; General Partner of Ecolair LLLP;
                         President of EA Engineering Holdings, LLC; President and Director of EA Engineering Acquisition Corporation.

Leon A. Marantz, Esq.    Director, General Counsel and Chairman of the Finance
                         Committee of The Louis Berger Group, Inc.; Director of
                         EA Engineering Acquisition Corporation

2. Members and Executive Officers of EA Engineering Holdings, LLC. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment each member and each executive officer of EA Engineering Holdings, LLC. Each such person is, unless indicated below, a citizen of the United States.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Ecolair LLLP                          Member
   11019 McCormick Road, Suite 250
   Hunt Valley, MD 21031

The Louis Berger Group, Inc.          Member
   100 Halsted Street
   East Orange, NJ 07018

3. Board of Directors and Executive Officers of The Louis Berger Group, Inc. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment of each member of the board of directors and each executive officer of The Louis Berger Group, Inc. Each such person is, unless indicated below, a citizen of the United States.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Derish M. Wolff                       President and Chief Executive Officer and
                                      Director.

Leon A. Marantz                       Chairman of the Finance Committee and
                                      Director.

Frederic Berger                       Senior Vice President and Director.

Michael Jichlinski                    Executive Vice-President and Chief
                                      Operating Officer.

4. General Partner of Ecolair LLLP. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment of the general partner of Ecolair LLLP. Each such person is, unless indicated below, a citizen of the United States.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Loren D. Jensen, Ph.D.                President, Chief Executive Officer, and
                                      Chairman of the Board of Directors of EA
                                      Engineering, Science, and Technology,
                                      Inc.; General Partner of Ecolair LLLP;
                                      President of EA Engineering Holdings, LLC;
                                      President and Director of EA Engineering
                                      Acquisition Corporation.

5. Trustee of Melanie Ann Jensen Irrevocable Trust. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment of the trustee of the Melanie Ann Jensen Irrevocable Trust. The trustee is a citizen of the United States.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Allison Ann Jensen                    Practicing Physician, Surgical
                                      Opthamology and Assistant Professor of
                                      Opthamology at the University of Minnesota

6. Trustee of Allison Ann Jensen Irrevocable Trust. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment of the trustee of the Allison Ann Jensen Irrevocable Trust. The trustee is a citizen of the United States.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Keith Aaron Jensen                    Architect with Skidmore, Owens & Merrill,
                                      an architectural firm in Chicago,
                                      Illinois.

7. Trustee of Aaron Keith Jensen Irrevocable Trust. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment of the trustee of the Keith Aaron Jensen Irrevocable Trust. The trustee is a citizen of the United States.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Melanie A. Jensen-Ney                 General Manager of Ecolair LLLP